# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Charming Medical Ltd, CIK 0002035992
CUSIP: G20528108
Title of class of securities: Class A Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 10/22/2025
Filed by CIK 0002097379
Persons authorized to receive notices and communications: c/o Kit Wong, Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong (K3), 0000, 852 2116 1492

## Reporting persons
- Kit Wong (CIK 0002097379): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 10,350,360; shared voting power 0; sole dispositive power 10,350,360; shared dispositive power 0; aggregate amount beneficially owned 10,350,360 (69.29% of the class)
  Comment: Note to Lines 11 and 13: Kit Wong (the "Reporting Person") is an individual who beneficially owns 10,350,360 class A ordinary shares and 2,000,000 class B ordinary shares of Charming Medical Limited (the "Issuer"), representing approximately 91.65% of the aggregate voting power of the Issuer's issued and outstanding Class A and Class B Ordinary Shares. Each of the class A ordinary shares has one vote per share, while each of the class B ordinary shares has twenty (20) votes per share.
  
  Note to Line 13: The calculation is based on 14,938,000 class A ordinary shares and 2,000,000 class B ordinary shares of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission (the "SEC") on October 21, 2025 and the report on Form 6-K filed with the SEC on October 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary shares, par value $0.0001 per share
Name of issuer: Charming Medical Ltd
Address of issuer's principal executive offices: Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong (K3), 0000

## Item 2. Identity and Background
Name of person filing: Kit Wong
Residence or business address: Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, Director, and Chairman of the Board of the Issuer. The address of the Issuer is Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ms. Kit Wong is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is pre-IPO shareholder of the Issuer. The Reporting Person acquired and continues to hold the securities with the intent to exercise control over the Issuer. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Lines 11 and 13 of the Cover Page. As of the date hereof, Ms. Kit Wong is deemed to beneficially own 10,350,360 class A ordinary shares and 2,000,000 class B ordinary shares of Charming Medical Limited (the "Issuer"), representing approximately 91.65% of the aggregate voting power of the Issuer's issued and outstanding share capital, based on 14,938,000 class A ordinary shares and 2,000,000 class B ordinary shares, as reported in the Issuer's prospectus on Form 424B4 filed with the SEC on October 21, 2025 and the report on Form 6-K filed with the SEC on October 22, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Lines 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this Item 7.

## Signatures
- Kit Wong: /s/ Kit Wong, Kit Wong / Shareholder (03/27/2026)